EXHIBIT 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Laura Fennell, has authorized and designated Jeanine Corr, Jay Hansen or Janelle Wolf to execute and file on the undersigned’s behalf all Forms ID, 3, 4 and 5 (including any amendment thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Intuit Inc. The authority of Jeanine Corr, Jay Hansen or Janelle Wolf under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned’s ownership of or transactions in securities of Intuit Inc., unless earlier revoked in writing. The undersigned acknowledges that Jeanine Corr, Jay Hansen or Janelle Wolf are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

/s/ Laura Fennell Laura Fennell

Dated: April 8, 2004